Exhibit 1

JOINT FILING AGREEMENT

This JOINT FILING AGREEMENT (this “Agreement”), dated as of November 18, 2024, is made by and among Christopher A. Marlett, an individual (“Marlett”), Anthony DiGiandomenico (“DiGiandomenico”), and MDB Capital Holdings, LLC, a Delaware limited liability company (“MDB” and, together with Marlett and DiGiandomenico, each a “Party” and collectively, the “Parties”).

Each Party represents to the other Parties that he or it is eligible to use Schedule 13D to report its beneficial interest in shares of common stock, $0.000001 par value, of Invizyne Technologies Inc. beneficially owned and reported in the Schedule 13D to which this Agreement is an exhibit (as the same may be amended from time to time and including all such amendments, the “Schedule 13D”) by each of the Parties, and each of the Parties will file the Schedule 13D on behalf of himself or itself.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Parties to the extent he or it knows or has reason to believe that any information about the other Parties is inaccurate.

/s/ Christopher A. Marlett
Christopher A. Marlett

/s/ Anthony DiGiandomenico
Anthony DiGiandomenico

MDB Capital Holdings, LLC

By:	/s/ Christopher A. Marlett
Christopher A. Marlett, Chief Executive Officer